SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2003

Commission File Number 1-14858

CGI Group Inc.
(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West
5th Floor
Montréal, Québec
Canada H3A 2M8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    Form 40-F |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: 1.  Notice of Annual General Meeting of Shareholders and Information Circular    2.  Proxy Form (Class A & B)

This Form 6-K shall be deemed incorporated by reference in the Registrant's Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044 and 333-74932.

NOTICE OF ANNUAL MEETING AND INFORMATION CIRCULAR

CGI GROUP INC.

ANNUAL GENERAL MEETING
OF SHAREHOLDERS

JANUARY 30, 2003

TABLE OF CONTENT

Notice of Annual General Meeting of Shareholders	3
Letter to Shareholders on Corporate Governance	5
Information Circular	8
Proxies	8
Voting Shares and Principal Holders of Voting Shares	9
Election of Directors—Nominees	10
Report of the Human Resources and Corporate Governance Committee on the Remuneration of Directors and Named Executive Officers	14
Remuneration of Named Executive Officers	14
Performance Graph	21
Remuneration of Directors	21
Indebtedness of Directors and Senior Officers	22
Corporate Governance	22
Appointment of Auditors	26
General	26
Approval of Directors	26
Appendix A—Corporate Governance Practices	27

2	CGI Group Inc.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Montreal, Quebec, December 20, 2002

Notice is hereby given that an Annual General Meeting (the "Meeting") of Shareholders of CGI GROUP INC. (the "Company") will be held at the Hilton Montreal Bonaventure Hotel, Ballroom, 1 Place Bonaventure, Montreal, Quebec, on Thursday, January 30, 2003 at 9:30 a.m. (local time) for the following purposes:

1)	to receive the report of the directors, together with the balance sheet and the statements of income, retained earnings and changes in financial position, and the auditors’ report for the fiscal year ended September 30, 2002;

2)	to elect directors;

3)	to appoint auditors and authorize the directors to fix their remuneration;

4)	to transact such other business as may properly come before the Meeting or any adjournment thereof.

The Information Circular and form of proxy for the Meeting are enclosed with this Notice.

By order of the Board of Directors (signed) Paule Doré Secretary

Note:	Since it is desirable that as many shares as possible be represented and voted at the Meeting, you are requested, if unable to attend the Meeting in person, (i) to complete and return the enclosed form of proxy in the postage prepaid envelope provided for that purpose or (ii) for registered holders of Class A Subordinate Shares, to submit a proxy by use of the telephone or use of the Internet. Complete instruction on how to vote by telephone or over the Internet are described in the Information Circular.

CGI Group Inc.	3

LETTER TO SHAREHOLDERS ON CORPORATE GOVERNANCE

Dear Shareholders:

The past year has been a watershed period for corporate governance, with far-reaching regulatory initiatives in the US and Canada. These initiatives are intended to restore investor confidence in the aftermath of major corporate failures, and generally to improve long-term corporate performance. This heightened emphasis on good governance and disclosure is good news for well governed corporations and for minority shareholders, as it levels the playing field for businesses and investors alike. We are proud to say that CGI has an established value system and corporate governance practices that are well aligned with the new, higher standards which are focused on building shareholder value.

Seven Core Values

CGI is strictly managed and governed according to seven core values which were established at the company’s inception. These values are as unique as our DNA; they are fundamental to CGI’s culture and its development. They are: quality, partnership, intrapreneurship and sharing, respect, objectivity and integrity, financial strength, and social responsibility. CGI instills these values in all its members as their code of business conduct and ethics. You can view these values on CGI’s Website and in the annual report.

From a corporate governance viewpoint, we highlight the importance we place on objectivity and integrity. We require the highest degree of independent thinking to meet the expectations of our three primary stakeholders – clients, members and shareholders – without conflicts of any kind. We recognize the importance of balancing equitably the interests of each of these three groups. And, as a closely held company, with senior management having a significant voting interest, we have always ensured that management’s interests are closely aligned with those of all shareholders. We have ensured this through our core values and our corporate governance practices.

Corporate Governance Practices

On an ongoing basis, the board reviews its structure, practices and composition and initiates changes to improve its effectiveness. This past year, we have initiated a number of board-related changes and are working on others.

CGI has been a leader in governance in many respects. In the mid-1990s, CGI was among the first closely held companies to appoint a Lead Director who meets regularly with other independent directors, without management or related directors present, and ensures that the board is answerable to shareholders, not to management. The Lead Director has the authority, with the support of other independent directors, to ensure that CGI’s governance practices and share structure work in the best interests of all shareholders over the long term.

CGI’s Human Resources and Corporate Governance Committee, which is headed by the Lead Director, has a leading role in ensuring the board’s effectiveness. This Committee evaluates the performance of the CEO and is responsible for succession planning. For many years, this Committee has carried out an annual board assessment to ensure that the board regularly identifies and addresses any governance weaknesses. In the spirit of continuous board improvement, this Committee introduced director self assessment two years ago, and this past year introduced a director peer review. This Committee also reviews all new director candidates to ensure they meet our selection criteria. These criteria include representation from our targeted economic sectors, experience in business plan execution, and lack of any potential conflicts that would compromise their contribution.

Additionally, all members of the Audit Committee and the majority of voting members of the Human Resources and Corporate Governance Committee, are independent directors. On the latter Committee, to represent the interests of the three relevant parties (minority shareholders, our significant minority shareholder BCE Inc., and CGI management), we have three voting members (two representing minority shareholders and one representing BCE), and one non-voting member, the Chairman and CEO as ex officio member, representing management.

CGI Group Inc.	5

For years, we have provided a thorough orientation for new directors, involving discussions with senior management and comprehensive background materials. We have been told by experienced new directors that our orientation is second to none. CGI senior management regularly briefs all directors, enabling enlightened discussion and decisions. Senior management meets with directors individually, and collectively, early in the development of the three-year strategic plans and annual business plans, to draw on their expertise.

New Corporate Governance Initiatives

Our Human Resources and Corporate Governance Committee and our Audit Committee each have a charter, which is a living document we regularly review. We are in the process of updating our committee charters. We will post them on our Website when they are finalized in 2003, and include them in our fiscal 2003 information circular.

As part of ongoing continuous improvement, we are making adjustments for the coming year.

•	We have increased the number of independent directors to eight, from seven members of the 14-member board.

•	In response to CGI’s growth and expanding business scope, we will be dividing the Human Resources and Corporate Governance Committee into two committees to provide greater focus on the important issues facing these respective committees.

•	We will be renaming the Audit Committee the Audit and Risk Management Committee to better reflect its existing mandate and the importance we attribute to risk management.

•	CGI has streamlined management procedures as well as board procedures to ensure we efficiently and effectively comply with new regulatory requirements. These requirements include the US Sarbanes-Oxley Act of 2002, which mandates ongoing CEO and CFO certification of the accuracy of CGI’s financial statements and other financial information, and attestation of its disclosure controls and procedures. We already meet the new, accelerated US financial reporting requirements.

•	We will be reviewing our governance policies in light of new Toronto Stock Exchange (“TSX”) guidelines and requirements when they are finalized.

While CGI is governed by Canadian law, it is an international company, and we strive to meet regulatory standards and investor expectations in jurisdictions where the company operates. We already comply with most of the NYSE’s proposed new listing requirements for US issuers and all of the existing governance guidelines of the TSX. As a foreign issuer listed on the NYSE, we will be reporting to the NYSE on our governance practices.

Investor Relations

CGI’s board and management recognize the importance to the company’s reputation and valuation of balanced, accurate and timely communications, and we strive to be a leader in investor relations practices. CGI is vigilant against selective disclosure, and was among the first public companies to emphasize direct communication with all shareholders by webcasting its quarterly conference calls, its annual meeting, annual investor day and, where possible, presentations at investor forums sponsored by investment dealers and other organizations. CGI also meets frequently with shareholders, research analysts and the media to ensure its story is well understood and reaches a broad audience. We have a comprehensive disclosure policy which the board reviews and approves annually, or more frequently if necessary. We are committed to a high standard of disclosure, with increasing emphasis on our interim and annual management discussion and analysis reports as core continuous disclosure documents.

We are proud of our record of good corporate governance and will continue to be proactive in updating our governance practices in the spirit of continuous improvement as we strive to build shareholder value over the long term.

Annual Meeting and Proxy Voting

CGI senior executives will be discussing initiatives to build shareholder value at the annual meeting, which will be held on January 30, 2003 at 9:30 a.m. at the Hilton Montreal Bonaventure Hotel, Ballroom, 1 Place Bonaventure, Montreal, Quebec. On behalf of CGI’s board and management, we encourage you to attend the meeting in person if

6	CGI Group Inc.

you can and, if not, to view the meeting on our Website where it will be broadcast live and archived immediately afterwards.

The annual meeting is your opportunity to hear first hand from senior management, and to ask any questions you may have about the company.

We encourage you to exercise the power of your proxy by voting your shares by mail, phone or Internet as outlined in the attached information circular, or by presenting your signed proxy in person before the start of the annual meeting.

Yours sincerely,

(signed) Serge Godin Chairman and Chief Executive Officer	(signed) David Johnston Lead Director since 1996 Chairman, Human Resources and Corporate Governance Committee

CGI Group Inc.	7

INFORMATION CIRCULAR

The Information Circular is provided in connection with the solicitation of proxies by the management of CGI GROUP INC. (the “Company” or “CGI”) for use at the Annual General Meeting of Shareholders of the Company (the “Meeting”) which will be held on January 30, 2003, and at any adjournment thereof. Unless otherwise indicated, the information provided herein is as at December 2, 2002.

The solicitation of proxies will be made primarily by mail. However, proxies could be solicited personally or by telephone by regular employees of the Company at minimal costs. The Company does not expect to pay any compensation for the solicitation of proxies, but will pay brokers and other persons holding shares for others in their own names or in the names of their nominees, the reasonable expenses for sending proxy material to beneficial owners in order to obtain voting instructions. The Company will bear all expenses in connection with the solicitation of proxies.

PROXIES

In order to be voted at the Meeting, a proxy must be received by the Secretary of the Company prior to the Meeting. A proxy may be revoked at any time by the person giving it to the extent that it has not yet been exercised. A proxy may be revoked by filing a written notice with the Secretary of the Company. The powers of the proxy holders may also be revoked if the shareholder attends the Meeting in person and so requests.

The persons, whose appointment to act under the accompanying form of proxy is solicited by the Company, are Directors of the Company.

The persons whose names are printed on the enclosed form of proxy will vote all the shares in respect of which they are appointed to act, in accordance with the instructions given on the form of proxy. In the absence of specification on any matter or if more than one choice is indicated, the shares represented by the enclosed form of proxy will be voted FOR that matter.

Every proxy given to any person in the enclosed form of proxy will confer discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to any other matters that may properly come before the Meeting.

Every shareholder has the right to appoint a person to act on his behalf at the Meeting other than any other persons whose names are printed in the enclosed form of proxy. To exercise this right, the shareholder should insert his nominee’s name in the space provided for such purpose in the enclosed form of proxy or prepare another proxy in proper form appointing his nominee.

Registered shareholders may also, rather than returning the proxy by mail or hand delivery, elect to submit a form of proxy by use of the telephone or of the Internet. Those registered holders of Class A Subordinate Shares electing to vote by telephone require a touch-tone telephone to transmit their voting preferences. Registered holders of Class A Subordinate Shares electing to vote by telephone or via the Internet must follow the instructions included in the form of proxy received from the Company.

Non-registered shareholders or shareholders that hold their shares in the name of a “nominee” such as a bank, trust company, securities broker or other financial institution, must seek instructions as to how to complete their form of proxy and vote their shares from their nominee. Non-registered shareholders will have received this Information Circular in a mailing from their nominee, together with a form of proxy or voting instruction form. It is important that non-registered shareholders adhere to the voting instructions provided to them by their nominee. Since CGI’s registrar and transfer agent, Computershare Trust Company of Canada, does not

8	CGI Group Inc.

have a record of the names of the Company’s non-registered shareholders, Computershare Trust Company of Canada will have no knowledge of a non-registered shareholder’s right to vote, unless the nominee has appointed the non-registered shareholder as proxyholder. Non-registered shareholders that wish to vote in person at the Meeting must insert their name in the space provided on the form of proxy or voting instruction form, and adhere to the signing and return instructions provided by their nominee. By doing so, non-registered shareholders are instructing their nominee to appoint them as proxyholder.

VOTING SHARES AND PRINCIPAL HOLDERS OF VOTING SHARES

Only the holders of Class A Subordinate Shares and the holders of Class B Shares (multiple voting) on record at the close of business on December 12, 2002, will be entitled to receive notice and to vote at the Meeting. Each Class A Subordinate Share («Class A Subordinate Shares») will entitle its holder to one vote and each Class B Share (multiple voting) («Class B Shares») will entitle its holder to ten votes. As at December 12, 2002, the Company had 340,063,431 Class A Subordinate Shares and 40,799,774 Class B Shares outstanding.

As at December 12, 2002, to the knowledge of the senior executives of the Company, the only person who exercised control or direction over 10% or more of the outstanding Class A Subordinate Shares is BCE Inc., directly and indirectly through its wholly-owned subsidiary 3588513 Canada Inc., which exercised control or direction over an aggregate number of 113,000,794 Class A Subordinate Shares, representing 33.23% of the Class A Subordinate Shares outstanding. As at December 12, 2002, only Mr. Serge Godin, indirectly through 9058-0705 Québec Inc. and 3727912 Canada Inc. (companies controlled by Mr. Serge Godin), Mr. André Imbeau, indirectly through 9061-9354 Québec Inc. and 9102-7003 Québec Inc. (companies controlled by Mr. André Imbeau), and BCE Inc., directly and indirectly through its wholly-owned subsidiary 3588513 Canada Inc., exercised control or direction over 10% or more of the outstanding Class B Shares. Mr. Serge Godin, indirectly through 9058-0705 Québec Inc. and 3727912 Canada Inc., beneficially owns or controls 28,216,507 Class B Shares. Mr. André Imbeau, indirectly through 9061-9354 Québec Inc. and 9102-7003 Québec Inc., beneficially owns or controls 4,221,165 Class B Shares. BCE Inc., directly and indirectly through its wholly-owned subsidiary 3588513 Canada Inc., beneficially owns or controls 7,027,606 Class B Shares. This is representing respectively 69.16%, 10.35% and 17.23% of the outstanding Class B Shares, representing respectively 69.16%, 10.35% and 17.23% of the votes attaching to the outstanding Class B Shares, and representing respectively 37.80%, 5.67% and 24.50% of the votes attaching to all outstanding voting shares of the Company.

As at December 12, 2002, the directors and officers of the Company, as a group, beneficially owned, directly or indirectly, 4,930,882 Class A Subordinate Shares and 33,772,168 Class B Shares.

CGI Group Inc.	9

ELECTION OF DIRECTORS

The persons whose names are printed in the enclosed form of proxy intend to vote for the election as directors of the proposed nominees whose names are set forth in the following table. Each director elected will hold office until the next annual meeting or until that director’s successor is duly elected, unless the office is earlier vacated, in accordance with the relevant provisions of the applicable laws.

The following table lists the name of each person proposed by management for election as a director, his principal occupation, the year when he first became a director, the number of shares of the Company beneficially owned, directly or indirectly, or over which control or direction was exercised, the number of deferred stock units of the Company and the number of stock options of the Company owned, as at December 2, 2002.

Information as to shares they beneficially owned, or over which control or direction was exercised, as at December 2, 2002, has been provided by the proposed nominees individually.

Nominees for Election as Directors

WILLIAM D. ANDERSON (b) Director since 1999 Class A Subordinate Shares: 1,000 (¤)	William D. Anderson is President of BCE Ventures, responsible for BCE Inc.'s investment in a number of companies including CGI. A chartered accountant, Mr. Anderson previously was Chief Financial Officer (CFO) of Bell Canada, CFO of BCE Inc. and CFO of Bell Cablemedia plc. He is on the advisory board of the Richard Ivey School of Business, and a member of the Standard Advisory Board of the Comptroller General of Canada.

CLAUDE BOIVIN (a) Director since 1993 Class A Subordinate Shares: 106,596 (¤) Deferred stock units: 4,916 (•) Stock options: 19,828	Claude Boivin held a number of senior positions at Hydro Quebec, and was President and Chief Operating Officer when he retired in 1992. Mr. Boivin is a Director of Tembec Inc., Heroux Devtek, Groupe Laperriere et Verreault Inc. and Fonds Boralex Energie.

JEAN BRASSARD Director since 1978 Class A Subordinate Shares: 232,071 (¤) Class B Shares: 1,334,496 (¤) Stock options: 228,000	Jean Brassard is Vice-Chairman of the Board, and was, until year 2000, President and Chief Operating Officer of CGI. He contributed to CGI growth in Canada, in USA and Europe. He joined CGI in 1978. Mr. Brassard is also member of the AGTI Consulting Services' and CIA's board, two subsidiaries of CGI. He also serves as Director of several organizations, including the University of Laval Foundation and the Centre d'Art d'Orford.

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Nominees for Election as Directors (cont'd)

CLAUDE CHAMBERLAND (b) Director since 1998 Class A Subordinate Shares: 11,396 (¤) Deferred stock units: 4,382 (•) Stock options: 16,559	Claude Chamberland has spent over 37 years with Alcan Inc. covering most management levels and finally retiring as Executive Vice-President. His national and international responsibilities were largely related to management and general management of operating businesses but, at times, included R&D, information technology and construction management. He is an administrator of McGill University Health Center, Intellium Technologies Inc., FRE Composites Inc. and some non-profit organizations. He is also a member of the advisory board of Hatch Associates Ltd.

ROBERT CHEVRIER (*) Nominee for 2003 Class A Subordinate Shares: 5,000 (¤)	Robert Chevrier is President of Roche Management Co. Inc., a holding and investment company. A chartered accountant, he was previously Chairman and Chief Executive Officer of Rexel Canada Inc., formerly Westburne Inc. He also serves as a Director of Bank of Montreal, G.T.C. Continental Group Ltd., Les Boutiques San Francisco Incorporees and Richelieu Hardware Ltd.

PAULE DORÉ Director since 1996 Class A Subordinate Shares: 474,641 (¤) Stock options: 305,000	Paule Doré is Executive Vice-President and Chief Corporate Officer, and Coporate Secretary of CGI. Prior to joining CGI in 1990, she was General Manager of the Montreal Chamber of Commerce. Ms. Doré was President of the Board of Trade of Metropolitan Montreal and currently is a Director of AXA Insurance Canada. She is also Director of several non-profit organizations, including the Canadian Centre for Architecture.

SERGE GODIN (c) Director since 1976 Class A Subordinate Shares: 567,345 (¤) Class B Shares: 28,216,507 (¤) Stock options: 875,000	Serge Godin is Chairman and Chief Executive Officer. Mr. Godin co-founded CGI in 1976 and has led its development since then. Mr. Godin received a special distinction from the University du Quebec for his lifetime professional and business achievements and personal involvement in social issues. In June 2000, he was awarded an honorary Doctor of Law degree from Concordia University. He is a Director of the Canadian Council of Chief Executives, and participates in many charitable and community organizations.

CGI Group Inc.	11

Nominees for Election as Directors (cont'd)

ANDRÉ IMBEAU Director since 1976 Class A Subordinate Shares: 230,654 (¤) Class B Shares: 4,221,165 (¤) Stock options: 545,000	André Imbeau is Executive Vice-President and Chief Financial Officer, and Treasurer of CGI. Mr. Imbeau co-founded CGI in 1976 and is head of finance and administration since then. He is a member of the Financial Executives Institute Canada. He was selected CFO of the year in 2001 by Canadian Business Magazine.

DAVID L. JOHNSTON (b) Director since 1994 Class A Subordinate Shares: 74,120 (¤) Deferred stock units: 4,916 (•) Stock options: 19,878	David L. Johnston has been Lead Director of CGI since 1996. Dr. Johnston is President and Vice-Chancellor of the University of Waterloo, appointed in 1999, and previously was professor at McGill's Faculty of Law, following 15 years as Principal and Vice-Chancellor of McGill University. He has chaired numerous boards and organizations including the Board of Overseers of Harvard University and the Federal Government's Information Highway Advisory Council. He has authored books providing the legal perspective on e-business, the information highway and corporations. Dr. Johnston has 12 honorary doctorates and is a Companion of the Order of Canada. He is a Director of Alcatel Canada Inc. and Emco Ltd.

EILEEN A. MERCIER (a) Director since 1996 Class A Subordinate Shares: 15,774 (¤) Deferred stock units: 2,191 (•) Stock options: 13,795	Eileen A. Mercier formed Finvoy Management Inc., a management consulting firm, in 1995 and serves as President. Previously, she was Senior Vice-President and Chief Financial Officer of Abitibi-Price Inc. Ms. Mercier is a Director of several corporations including Hydro One Inc., Quebecor World Inc., ING Bank Canada, Winpak Limited and Teekay Shipping Corp., and of non-profit organizations including York University and the University Health Network. Ms. Mercier holds an MBA from York University.

C. WESLEY M. SCOTT Director since 2001 Class A Subordinate Shares: 1,000 (¤) Deferred stock units: 2,291 (•) Stock options: 14,582	C. Wesley M. Scott is a retired executive of the BCE Group, having held a number of positions, including Chief Corporate Officer of BCE, Vice-Chairman of Bell Canada and Chief Financial Officer of Nortel Networks. He is a director of a number of public companies: BCE Emergis Inc., Bell Canada International Inc., Sears Canada Inc. and Solectron Corporation.

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Nominees for Election as Directors (cont'd)

GERALD T. SQUIRE (*) Nominee for 2003	Gerald T. Squire retired from his position as President and CEO of The Co-operators Group in 2002, following 47 years in the insurance sector. Mr. Squire participated in a number of professional organizations including as Chairman of the Insurance Institute of Canada and Director of the Insurance Bureau of Canada and International Cooperative and Mutual Insurance Federation.

ROBERT TESSIER (*) Nominee for 2003 Class A Subordinate Shares: 3,000 (¤)	Robert Tessier has been President and Chief Executive Officer of Gaz Métroplitan inc. since 1997. Previously, he was President and Chief Executive Officer of Alstom Canada, a manufacturer of power equipment and railway material. Mr. Tessier is President of the Board of the Canadian Gas Association and of the Montreal Institute of Cardiology. He is a Director of AXA Canada and Investors Group Corporate Class Inc.

SIIM A. VANASELJA Director since 2002 Class A Subordinate Shares: 5,000 (¤)	Siim A. Vanaselja is Chief Financial Officer of BCE Inc., a position he has held since January 2001. A chartered accountant, Mr. Vanaselja joined BCE Inc. in 1994 from KPMG Canada where he was a partner. He is a member of the Conference Board of Canada's National Council of Financial Executives, the Corporate Executive Board's Working Council for Chief Financial Siim A. Vanaselja is Chief Financial Officer of BCE Inc., a position he has held since January 2001. A chartered accountant, Mr. Vanaselja joined BCE Inc. in 1994 from KPMG Canada where he was a partner. He is a member of the Conference Board of Canada's National Council of Financial Executives, the Corporate Executive Board's Working Council for Chief Financial Officers and Moody's Canadian CFO Council.

(a)	Member of the Audit Committee
(b)	Member of the Human Resources and Corporate Governance Committee (c) Ex-officio member of the Human Resources and Corporate Governance Committee (?) Number of shares beneficially owned or controlled
(c)	Ex-officio member of the Human Resources and Corporate Governance Committee (?) Number of shares beneficially owned or controlled
(¤)	Number of shares beneficially owned or controlled
(•)	For more information regarding deferred stock units (“DSUs”), please refer to the “Remuneration of Directors” section of this Information Circular
(*)	Proposed for the first time for election as Director of CGI

For the past five years, all of the nominees have been engaged in their present occupation or in other management capacities with the companies with which they currently hold positions, except for: Mr. William D. Anderson who, prior to December 2000, was Chief Financial Officer of BCE Inc.; Mr. Jean Brassard who, prior to October 2000, was President and Chief Operating Officer of CGI Group Inc.; Mr. Claude Chamberland who, prior to May 2001, was President of Alcan International Ltd.; Mr. Robert Chevrier who, prior to March 2001, was Chairman and Chief Executive Officer of Rexel Canada Inc., formerly Westburne Inc.; Mr. C. Wesley M. Scott who, prior to March 2001, was Chief Corporate Officer of BCE Inc.; Mr. Gerald T. Squire who, prior to April 2002, was President and Chief Executive Officer of The Co-operators Group; and Mr. Siim A. Vanaselja who, prior to January 2001, was Executive Vice-President and Chief Financial Officer of BCI Inc.

CGI Group Inc.	13

REPORT OF THE HUMAN RESOURCES AND CORPORATE GOVERNANCE COMMITTEE ON THE REMUNERATION OF DIRECTORS AND NAMED EXECUTIVE OFFICERS

Composition of the Human Resources and Corporate Governance Committee

The Human Resources and Corporate Governance Committee of the Board of Directors (the “Human Resources Committee”) has responsibility for the administration of the compensation policy covering the Company’s senior officers. The Human Resources Committee makes recommendations on the compensation of senior officers to the Board of Directors for approval.

The Human Resources Committee is composed of Messrs. David L. Johnston, Chairman, William D. Anderson and Claude Chamberland. Mr. Godin currently participates to Human Resources Committee meetings as an ex-officio member. The Committee met three times during fiscal 2002.

Remuneration of Named Executive Officers

• Compensation Policy

In order to support its strategic plan, the Company has adopted a compensation policy for its senior officers whereby emphasis is put on incentive compensation.

The compensation level provided for senior officers is based on a targeted positioning in comparison with a reference group comprised, according to the role of the senior officer, of Canadian and U.S. companies of the high technology industry, including other information technology consulting firms, or of companies where the information technology function is of strategic importance. The Company believes that this reference group constitutes a good representation of the market for recruiting high performing managers and the talents CGI needs to continue its successful expansion.

The compensation policy aims at providing the Company’s senior officers with a compensation package defined, according to a specific position within the reference group, as follows:

—	the fixed components, which include base salary, benefits and perquisites, are aligned with the median of the Canadian reference group;
—	the annual incentive is positioned at the median of the Canadian and the U.S. reference groups (referred to as the North American reference group);
—	the long-term incentive is set at the level required to position the total compensation toward the upper quartile of the North American reference group.

The North American reference group is composed of the Canadian reference group combined with the U.S. reference group, where each group is equally weighted, thus reflecting the global scope of the Company.

• Components of Total Compensation

The components of CGI’s senior officers total compensation are:

1)	a competitive base salary;

2)	short-term incentives in the form of variable annual plans and programs based on the responsibilities of the officer and the achievement of objectives;

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3)	a benefits package providing the officer with protection in the event of death or disability, as well as medical and dental care plans;

4)	a perquisites package required to respond to the officer’s business requirements; and

5)	two long-term incentive plans, one being a management stock incentive plan, the other a share option plan, both intended for senior executive officers.

• Base Salary

Base salaries are reviewed annually by the Human Resources Committee, based on each senior officer’s responsibilities, competencies and contribution to the Company’s success. The Human Resources Committee submits all salary increases granted to officers to the Board of Directors for approval.

• Short-Term Incentive

The senior officers participate in an annual bonus plan adapted to their responsibilities within the Company. The purpose of this plan is to provide these key employees with an incentive to increase the growth and profitability of the Company and offer a cash reward based on the achievement of performance objectives derived from the Company’s strategic plan, as reflected in the annual budget.

These senior executive officers are eligible for a bonus (the “Target Bonus”) for fully meeting the objectives, as defined early in the year by the Human Resources Committee for short-term incentive plan purposes. The actual bonus can reach two times the Target Bonus for exceptional performance. The Human Resources Committee has the discretion to waive minimum profitability requirements when exceptional strategic achievements are realized during a year which could increase the value of the Company over the long-term.

The Target Bonus varies between 45% and 60% of the senior officer’s base salary and is adjusted by a performance factor. The performance measures are Company and/or countries profitability, based on earnings before amortization of goodwill and income taxes, and growth in net revenues for the year.

• Long-Term Incentive

a) Management Stock Incentive Plan

Some senior management members, excluding the Chairman and Chief Executive Officer and the Executive Vice-President and Chief Financial Officer, are eligible to participate in a Management Stock Incentive Plan (the “Incentive Plan”). The purpose of the Incentive Plan is to promote synergy among business units of the Company, to provide key managers with an opportunity to share in the creation of economic value to the Company, and to promote shareholding among management with an opportunity for capital accumulation.

Under the Incentive Plan, eligible senior officers are provided with the opportunity to purchase, at the beginning of a performance cycle, a specific number of Company shares, as determined by the Human Resources Committee at the beginning of the performance cycle. Purchases are made on the market, at fair market value, with the purchase commissions being paid by the Company. Purchases are financed through loans arranged with financial institutions, the interest on such loans being paid by the Company for the duration of the performance cycle. The shares are used as collateral for the loan and are held in trust for the duration of the performance cycle. In the course of the performance cycle, each participant is entitled to earn a bonus, which will be first applied in reimbursement of the participant’s loan. The Target Bonus is earned for achieving expected results, in relation to the Company’s total cumulative contribution margin over the performance cycle. A bonus equal to two times the Target Bonus may be earned for exceptional results. However, no bonus is paid if performance falls below a minimum or threshold level. The Target Bonus is equal to 100% of the loan taken out by the

CGI Group Inc.	15

officer for purchase of the shares. The performance cycle is three years from the date of purchase of the shares, and the performance objectives for purposes of the plan are defined by the Human Resources Committee at the beginning of the cycle.

The third three-year performance cycle under the Incentive Plan started on October 1, 1999 and ended on September 30, 2002. There will be no bonus paid under the Incentive Plan for the three-year cycle ended on September 30, 2002 since the Company’s total cumulative contribution margin for this three-year cycle did not reach the minimum level set under the Incentive Plan.

b) Share Option Plans

Share option plans for certain employees of the Company and its subsidiaries were in force at the end of fiscal 2002.

Share option plan for employees, officers and directors of CGI Group Inc., its subsidiaries and its associates (the “CGI Share Option Plan”)

Under the CGI Share Option Plan, the Human Resources Committee may grant, at its own discretion, options to purchase Class A Subordinate Shares to certain employees of the Company. The exercise price is established by the Human Resources Committee but may not be lower than the closing price for Class A Subordinate Shares on the business day preceding the date of the grant. Each option may be exercised within a period not exceeding 10 years, except in the event of retirement, termination of employment or death.

Six Named Executive Officers were granted options during fiscal 2002. Given the economic circumstances and in keeping with the interests of the shareholders of the Company, the Human Resources Committee approved the grant of fewer options this year with vesting more closely tied to CGI’s performance, including achievement of the fiscal year ending September 30, 2003 business plan as well as performance of CGI on the stock exchange. The details of these grants are shown on the table “Options granted during the most recently completed fiscal year”.

Some of the options granted during 2002 to the Named Executive Officers have special terms and conditions. These special terms and conditions apply to grants of 170,000, 90,000, 90,000, 50,000, 13,027 and 50,000 options to Messrs. Godin, Roach, Imbeau, Saliba, Sanan and Ms. Doré, respectively. Each of these options may be exercised within a period not exceeding 10 years (no later than October 26, 2004 in the case of Mr. Sanan who retired in June 2002).

The vesting of half of these options is tied to the profitability and growth in net revenues of the Company in the fiscal year ending September 30, 2003. The Company must meet minimum levels of profitability and growth for these options to vest, and they will all vest if the Company exceeds its profitability and growth objectives for the year.

The vesting of the other half is based on the Company performance versus a peer group composed of 15 companies. The performance measure is the ratio of market capitalization over revenues. If CGI ranks in the top three for the fiscal year ending September 30, 2003, these options will then vest immediately. If CGI ranks between fourth and ninth, a proportionate number of options will vest immediately. If CGI ranks between tenth and sixteenth, no options will vest immediately. Nevertheless, any option that does not vest according to the Company’s performance may still vest later at the rate of 1/3 on the second, third and fourth anniversary of the option grant.

The options granted to Mr. Sanan in 2002 are fully vested.

16	CGI Group Inc.

IMRglobal Corp. Share Option Plans

Pursuant to the acquisition of IMRglobal Corp. (“IMR”) in July 2001, CGI continued the stock option plans of IMR, being the Directors’ Stock Option Plan (the “IMR Directors’ Plan”), the First Amended and Restated Stock Incentive Plan (the “IMR Incentive Plan”) and the 1999 Employee Stock Incentive Plan (the “IMR 1999 Incentive Plan”) (together the “IMR Option Plans”). As a result of the acquisition of IMR, all outstanding options to purchase shares of IMR became options to acquire Class A Subordinate Shares of the Company. Although each IMR option issued prior to the IMR acquisition remains subject to the terms of the IMR Option Plan under which it was issued, no new options will be granted under the IMR Option Plans.

The IMR Directors’ Plan was available to non-employee directors of IMR or of any of its subsidiaries. Options subject to the terms of the IMR Directors’ Plan were granted at an exercise price equal to the fair market value of the underlying shares on the date of grant. The fair market value was defined as being the closing price of IMR stock on the Nasdaq National Market on the business day preceding the date of grant. Such options were exercisable until December 31, 2001, for the exception of Mr. Vincent Addonisio who may exercise his options until May 3, 2005, and Mr. Philip Shipperlee who may exercise his options until October 26, 2004 and this, following a contractual agreement.

The IMR Incentive Plan was available to employees of IMR or any one of its subsidiaries as well as to non-employee directors of IMR, consultants or other persons who rendered valuable services to IMR or any one of its subsidiaries. Options subject to the IMR Incentive Plan were granted at an exercise price equal to the fair market value of the underlying shares on the date of grant. The fair market value was defined as being the closing price of IMR stock on the Nasdaq National Market on the business day preceding the date of grant. Options issued under the IMR Incentive Plan may generally be exercised within a period not exceeding 10 years, except in the event of retirement, termination or death.

The IMR 1999 Incentive Plan was available to employees of IMR or any of its subsidiaries. Executive officers and directors of IMR were not permitted to participate in such plan. Options subject to the terms of the IMR 1999 Incentive Plan were granted at an exercise price equal to the fair market value of the underlying shares on the date of grant. The fair market value was defined as being the closing price of IMR stock on the Nasdaq National Market on the business day preceding the date of grant. Options issued under the IMR 1999 Incentive Plan may generally be exercised within a period not exceeding 10 years, except in the event of retirement, termination or death.

Furthermore, options granted under the IMR Incentive Plan and the IMR 1999 Incentive Plan will vest and become fully exercisable if the employment of the employee is terminated without cause within 12 months after the acquisition of IMR by CGI.

The Named Executive Officers who are still officers of the Company do not hold options subject to the terms of the IMR Option Plans

•   Remuneration of the Chairman and Chief Executive Officer

Mr. Godin’s compensation is determined according to the same compensation policy that applies to the other senior officers of the Company. Accordingly, Mr. Godin’s base salary reflects the median value of similar positions in the Canadian high technology industry as well as his level of competency and contribution to the success of the Company. The rest of Mr. Godin’s compensation is mostly delivered through incentive compensation with particular emphasis on long-term incentive to promote creation of shareholder value.

The Company’s results for fiscal 2002 have exceeded the threshold set under the plan at the beginning of the year. Therefore, the Chairman and Chief Executive Officer earned a bonus of $200,000. The Chairman and Chief Executive Officer does not participate in the Incentive Plan.

CGI Group Inc.	17

•   Separation Policy for Senior Officers

The Company adopted a separation policy for its senior officers to ensure that they receive appropriate and equitable treatment should their employment be terminated by the Company. The separation policy provides for compensatory payments to the senior officers in case of termination without cause by the Company or their resignation following important reductions in their responsibilities and/or compensation. The separation policy provides for a severance payment equal to two times the sum of the annual salary and annual bonus of the senior officer. Group benefits, with the exception of disability coverage, continue for a period of 24 months following the departure of the senior officer without exceeding the reemployment date of the senior officer, as the case may be. Eligibility to other fringe benefit plans and to specific benefits ceases or continues, as the case may be, subject to the detailed provisions set out in the separation policy. Unvested rights to exercise options granted under the CGI Share Option Plan at the time of the departure of the senior officer are cancelled, except otherwise decided by the Chairman and Chief Executive Officer or the Human Resources Committee. Vested options granted under the Share Option Plan and still unexercised at the time of the departure of the senior officer can be exercised for three months from the date of departure, without exceeding the normal term of the options. The Company undertakes to pay the fees for outplacement services up to a maximum of 10% of the senior officer’s annual salary.

Report submitted by the Human Resources and Corporate Governance Committee on November 14, 2002:

David L. Johnston, Chairman
William D. Anderson
Claude Chamberland

18	CGI Group Inc.

REMUNERATION OF NAMED EXECUTIVE OFFICERS

The summary compensation table shows detailed information on total compensation for the Chairman and Chief Executive Officer and the five other most highly paid executive officers for services rendered during the fiscal years ended on September 30, 2002, 2001 and 2000. This information is as follows:

•     salary earned;
•     bonus earned under the Company's annual bonus plan;
•     any other compensation, including perquisites and other personal benefits;
•     options granted under the CGI Share Option Plan;
•     bonus earned under the Incentive Plan;
•     any other compensation not otherwise declared elsewhere.

Summary compensation table
Name and Principal Position as at September 30, 2002			Annual Compensation						Long-Term Compensation			Any Other Compensation

			Salary ($)		Bonus ($)		Other Annual Compensation ($)		Securities Under Options Granted (#)		Long-Term Incentive Plans Payouts ($)	($)

Serge Godin	2002		524,520		200,000		199,154	(a)	170,000		--	18,240	(b)
Chairman and Chief	2001		500,287		280,095		224,570		285,000		--	17,318	(b)
Executive Officer	2000		485,162		--		229,177		155,000		--	16,908	(b)

Michael Roach	2002		448,750		243,613		(c)		120,000		--	15,400	(b)
President and Chief	2001		384,327		297,450		(c)		155,000		--	13,051	(b)
Operation Officer	2000		333,365		--		34,349		78,000	(d)	--	11,547	(b)

André Imbeau	2002		423,991		170,000		(c)		90,000		--	14,595	(b)
Executive Vice-President and	2001		372,788		230,835		(c)		120,000		--	12,922	(b)
Chief Financial Officer	2000		361,739		--		(c)		115,000		--	12,624	(b)

Paule Doré	2002		349,212		120,250		(c)		50,000		--	12,029	(b)
Executive Vice-President and	2001		308,827		139,075		(c)		90,000		--	10,706	(b)
Chief Corporate Officer	2000		299,800		--		32,385		60,000		--	10,465	(b)

Joseph I. Saliba	2002		400,539	(i)	200,000	(i)	186,539	(e)(i)	60,000		--	14,745	(b)(i)
President, USA and	2001	(f)	100,000	(i)	--		38,733	(i)	235,000		--	3,500	(b)(i)
Asia Pacific and	2000		--		--		--		--		--	--
Business Process Services

Satish Sanan	2002		580,103	(i)	66,405	(i)	(c)		13,027		--	2,515,921	(g)(i)
Former Senior Executive	2001	(f)	134,615	(i)	--		(c)		1,133,375		--	5,180,000	(h)(i)
	2000		--		--		--		--		--	--

(a)	This amount includes $158,500 representing the amount of interest and capital paid by CGI on behalf of Mr. Godin on loans taken out by him for purchase of Company stock. This loan was fully repaid on September 11, 2002.
(b)	This amount represents the Company’s contribution in the name of the executive toward the Stock Purchase Plan available to all Company’s employees. Officers may contribute up to 3.5% of their base salary, an amount fully matched by the Company. Contributions are used to purchase Company stock.
(c)	As the value of perquisites and other personal benefits does not exceed the lower of $50,000 or 10% of the aggregate salary and bonus for the fiscal year being considered, its disclosure is not required under current disclosure rules.
(d)	18,000 of those securities are before 2 for 1 stock split effective January 7, 2000. (e) This amount includes US$151,562 representing the amount of relocation expenses. (f) Messrs. Saliba and Sanan have joined CGI in 2001.
(g)	This amount represents the compensation paid upon retirement of Mr. Sanan on June 26, 2002.
(h)	This amount was paid as part of the IMR and CGI merger agreement.
(i)	These amounts are in US dollars.

CGI Group Inc.	19

Share Options

•   Options granted during the last fiscal year

The table below shows, for the Named Executive Officers, the options granted during fiscal 2002.

Options granted during the most recently completed fiscal year
Name	Securities under options granted (#)	Total options granted to employees during the fiscal year %	Exercise price ($)	Market value of securities under options at the date of grant ($)	Expiration date

Serge Godin	170,000	3.62	6.05	6.05	October 1, 2012
Michael Roach	90,000	1.92	6.05	6.05	October 1, 2012
	30,000	0.64	8.30	8.30	April 22, 2012
André Imbeau	90,000	1.92	6.05	6.05	October 1, 2012
Paule Doré	50,000	1.06	6.05	6.05	October 1, 2012
Joseph I. Saliba	50,000	1.06	6.05	6.05	October 1, 2012
	10,000	0.21	8.30	8.30	April 22, 2012
Satish Sanan	10,000	0.21	8.30	8.30	October 26, 2004
	3,027	0.06	10.25	10.25	October 26, 2004

•   Options exercised during the last fiscal year

The following table shows, for each Named Executive Officer, the number of shares covered by the options granted, if any, exercised during the fiscal year ended on September 30, 2002, and the aggregate value realized at the time of exercise.

The table also shows the total number of shares covered by unexercised options, if any, held as at September 30, 2002, and the value of unexercised in-the-money options at year-end.

Options exercised during the most recently completed fiscal year and value of options at year-end

			Unexercised options at year-end (#)				Value of unexercised in-the-money options at year-end(a) ($)

Name	Securities acquired on exercise (#)	Aggregate value realized ($)	Exercisable		Non- exercisable		Exercisable	Non- exercisable

Serge Godin	--	--	357,388		252,612		--	--
			132,500	(b)
Michael Roach	--	--	185,263		149,737		146,400	--
			3,000	(b)	15,000	(b)
			120,000	(c)
André Imbeau	180,000	279,000	197,800		127,200		--	--
			110,000	(b)
Paule Doré	--	--	105,200		94,800		--	--
			52,500	(b)
Joseph I.Saliba	--	--	202,937		92,063		--	--
Satish Sanan	--	--	1,146,402		--		--	--

(a)     Based on the closing price on the Toronto Stock Exchange of Class A Subordinate Shares as of September 30, 2002, namely $6.05.
(b)     Number of securities before 2 for 1 stock split effective January 7, 2000.
(c)     Number of securities before 2 for 1 stock splits effective May 21, 1998 and January 7, 2000.

20	CGI Group Inc.

PERFORMANCE GRAPH

The following graph compares the annual variations in the total cumulative return on the Class A Subordinate Shares with the total cumulative return of the S&P/TSX and NASDAQ stock indexes, for the past five financial years of the Company.

REMUNERATION OF DIRECTORS

Members of the Board of Directors who are employees of the Company are not compensated for their services as directors or members of committees of the Board of Directors of the Company.

Members of the Board of Directors who are not employees of the Company are paid an annual retainer fee of $15,000. An additional compensation of $2,000 per year is paid to members of a committee and $3,000 per year to a Chairman of a committee. Attendance fees are $1,000 per Board or committee meeting, except for members of the Audit Committee who receive $2,500 per meeting attended.

Members who join the Board of Directors for the first time are entitled to receive a grant of 2,000 stock options on the date of their nomination. In addition, members of the Board of Directors receive annually a grant of 4,000 options.

CGI Group Inc.	21

Members of the Board of Directors may choose to convert part or all of their retainer in deferred stock units (“DSU”). The number of DSUs granted to a member is equal to the chosen annual retainer amount divided by the average closing price of Class A Subordinate Shares on the Toronto Stock Exchange over the five business days preceding the calculation date. Once granted, the value of DSUs is determined based on the quoted market price of the Class A Subordinate Shares. The value of DSUs is payable only upon the member’s departure from the Board. The amount paid corresponds to the number of DSUs accumulated to the credit of the member multiplied by the average closing price of Class A Subordinate Shares during the 30 working days preceding the member’s departure. The amount is paid in cash, after statutory deductions. For each DSU purchased with the retainer, the member of the Board of Directors is granted two stock options under the CGI Share Option Plan. Each option may be exercised within a period not exceeding 10 years. The exercise price is equal to the closing price of Class A Subordinate Shares on the Toronto Stock Exchange on the date preceding the date of grant. The members of the Board of Directors have 30 days following their election or reelection as directors to notify the Company’s Secretary of the portion of the retainer they wish to receive in DSUs for the next fiscal year.

The vesting of all stock options is based on the Company performance versus a peer group composed of 15 companies. The performance measure is the ratio of market capitalization over revenues. If CGI ranks in the top three for the year ending September 30, 2003, all options will vest immediately. If CGI ranks between fourth and ninth, a proportionate number of options will vest immediately. If CGI ranks between tenth and sixteenth for the same period, no option will vest immediately. Nevertheless, any option that does not vest according to the Company’s performance may still vest later at the rate of 1/3 on the second, third and fourth anniversary of the option grant.

For the year ended September 30, 2002, a total cash remuneration of $189,426 has been paid to the directors.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

As of December 2, 2002, no directors, senior officers, former directors or senior officers of the Company were indebted to the Company.

CORPORATE GOVERNANCE

The Company supports and conducts its business in accordance with the Toronto Stock Exchange guidelines for effective corporate governance. These guidelines address such matters as the constitution and independence of Boards of Directors, the functions to be performed by boards and their committees, and the relationship between the Board of Directors, management and shareholders. A brief description of the Company’s corporate governance practices is set out, in tabular form, and is attached to this Information Circular as Appendix A.

Board and Committee Charters

CGI has presently in force charters for its Board of Directors and the various committees thereof, as well as rules for timely disclosure of material information and transactions in securities of CGI by insiders. In light of ongoing regulatory changes with respect to those matters, CGI is presently reviewing such charters and rules to ensure full compliance with new regulation.

22	CGI Group Inc.

Decisions Requiring Prior Approval by BCE Inc.

Under the terms of the options agreement (the “Options Agreement”) entered into in 1998, as since amended, among, inter alia, Serge Godin, André Imbeau, Jean Brassard (collectively, the “Majority Shareholders”), their respective holding companies, Bell Canada, BCE Inc. and CGI, until the earlier of January 5, 2006 and the date on which BCE Inc. acquires control (as defined in the Options Agreement) of CGI, certain matters are subject to the prior approval of the chief executive officer or the chief operating officer of BCE Inc. Specifically, BCE Inc. must approve:

•	any change in the dividend policy of CGI;
•	any arrangement, amalgamation or merger of CGI with any person other than wholly-owned subsidiaries of CGI or other public corporations with market capitalizations less than 10% of that of CGI;
•	any transaction with a value in excess of $10 million between CGI and its subsidiaries on the one hand, and any person or persons acting in concert with 10% or more of the voting power of CGI, other than BCE Inc. and its affiliates;
•	any transaction or operation involving CGI or one of its consolidated subsidiaries as a result of which certain financial ratios would not be met;
•	the appointment, from time to time, of a Chief Executive Officer, Chief Operating Officer or Chief Financial Officer of CGI other than Serge Godin, Jean Brassard or André Imbeau;
•	amendments to articles of incorporation or by-laws of CGI;
•	redemptions, purchases or offers to purchase or redeem equity shares of CGI;
•	acquisitions or agreements of CGI to acquire any person or business primarily engaged in an activity other than information technology services;
•	making by CGI or its subsidiaries of any acquisition or disposition of assets or securities in excess of 10% of the market capitalization of CGI;
•	any agreement or commitment by CGI or any of its consolidated subsidiaries to guarantee or pay any indebtedness of any person (other than CGI or any of its consolidated subsidiaries);
•	launching of new lines of business for CGI or material changes in CGI’s corporate strategy;
•	adoption of any annual business plan or budget of CGI or the making of any amendment thereto showing a pre-tax margin of less than 7%; and
•	any material alliance or joint venture by CGI that BCE Inc. reasonably concludes is or would likely be:

°	outside the normal course of CGI’s business;
°	in any significant manner, inconsistent with CGI’s strategic business plan; or
°	in any significant manner, inconsistent with the commercial interests of the BCE group.

The Majority Shareholders, in their capacity as directors of CGI, subject to their fiduciary duties as directors, and the Majority Shareholders (and their respective holding companies), in their capacity as shareholders of CGI, have agreed to vote in accordance with BCE Inc.‘s position on these matters when brought before the Board of Directors or shareholders of CGI.

In recognition of BCE Inc.‘s and the Majority Shareholders’ respective significant ownership interests and voting rights in CGI, and of BCE Inc.‘s rights under the Options Agreement (including those described above), the advice of BCE Inc.‘s nominees on CGI Board of Directors, and of the Majority Shareholders, in their capacity as directors, will be sought prior to CGI’s undertaking (directly or indirectly) any proposed acquisitions of any business and any proposed agreements or arrangements with any one client and affiliates of one client with revenues and/or obligations per annum in excess of $25 million.

Board of Directors Designees

So long as BCE Inc. (and any of its wholly-owned subsidiaries) holds at least 20% of the outstanding shares in the share capital of CGI, the Majority Shareholders and their respective holding companies have undertaken to vote to elect to the Board of Directors of CGI the number of board designees nominated by BCE Inc. as shall

CGI Group Inc.	23

represent 25% of the total number of directors on the CGI Board. Furthermore, until the date on which BCE Inc. acquires Control (as defined in the Options Agreement) of CGI, BCE Inc. (and its wholly-owned subsidiaries holding shares of CGI) has undertaken to vote in favor of the election of each of Messrs. Godin and Imbeau as a director of CGI to the extent that each of them is at that time a senior executive of CGI.

Audit Committee and External Auditors Independence

•   Audit Committee

The Audit Committee of CGI is composed entirely of unrelated directors who meet the independence and experience requirements of the New York Stock Exchange and the Toronto Stock Exchange.

The responsibilities of the Audit Committee of CGI include (a) review of all public disclosure documents containing audited or unaudited financial information concerning CGI, (b) review and assessment of the effectiveness of CGI’s accounting policies and practices concerning financial reporting, (c) review and monitoring of CGI’s internal control procedures, programs and policies and assessment of the adequacy and effectiveness thereof, (d) recommendation to the Board of Directors of CGI on the appointment of external auditors, assertion of the independence thereof, review of the terms of engagement thereof and ongoing discussions therewith, (e) review of the audit procedures, and (f) such other responsibilities usually attributed to audit committees or as directed by the Board of Directors of CGI.

•   External Auditors Independence

Audit Committee Determination

As mentioned above, one of the responsibilities of the Audit Committee is to assert the independence of the external auditors of CGI. To this end, the Audit Committee entertains discussions with the external auditors on applicable criteria and obtains quarterly confirmations from them as to their independence.

Auditor Independence Policy

Furthermore, to assure itself of the independence of external auditors, the Audit Committee has adopted an auditor independence policy which deals with (a) what services can be and cannot be performed by the external auditors, (b) the governance procedure to be followed before granting mandates to the external auditors, and (c) the responsibilities of the respective key players under the policy. Follows a summary of the material provisions of such policy.

—	Performance of Services Under the policy, the services are either acceptable services, prohibited services or services considered as special considerations.

The acceptable services are (a) audit and review of financial statements, (b) prospectus work, (c) audit of pension plan, (d) special audits on control procedures, (e) tax planning services on mergers and acquisitions activities, (f) tax transfer pricing services, (g) sales tax planning, (h) tax research and interpretation, and (i) preparation of tax returns.

The prohibited services are (a) bookkeeping services, (b) design and implementation of financial information services, (c) appraisal / valuation services or fairness opinions, (d) actuarial services, (e) internal audit services, (f) management functions, (g) human resources functions, (h) broker-dealer services, (i) legal services and (j) services based on contingency fees.

Services considered as special considerations are (a) proposed financial structures and large tax planning projects, (b) accounting research, (c) due diligence on mergers and acquisitions, and (d) all other services. These services may be performed by the external auditors as greater benefits may be

24	CGI Group Inc.

obtained by CGI from timely, quality assurance and cost efficiency factors due to external auditors’ experience, provided appropriate controls are in place to ensure objectivity.
—	Governance Procedure Under the policy, the following control procedures are applicable when considering to engage the external auditors:
(a)
for all mandates involving fees of more than $250,000, regardless of the type of services, they must be submitted to the Audit Committee for approval through CGI’s Chief Financial Officer prior to engagement;
	(b)	for all mandates involving fees of $250,000 or less, the following applies:
		•	if the services fall within the category of acceptable services:
			(i)	if the amount of the fees is $50,000 or less, CGI may proceed with the engagement upon notification to CGI’s Chief Financial Officer; and
			(ii)	if the amount of the fees exceeds $50,000, the approval of CGI’s Chief Financial Officer has to be obtained prior to the engagement;
		•	if the services fall within the category of prohibited services, the external auditors cannot be engaged; and
		•	for all other services:
			(i)	if the amount of the fees is $100,000 or less, the approval of CGI’s Chief Financial Officer has to be obtained prior to the engagement; and
			(ii)	if the amount of the fees exceeds $100,000, the approval of the Audit Committee has to be obtained through CGI’s Chief Financial Officer.
—
Key Players’ Responsibilities
Under the policy, there are two key players, namely the management and the Audit Committee, whose respective primary responsibilities pursuant to such policy are as follows.

The primary responsibilities of the management are (a) the creation and maintenance of a policy that follows Canadian and US standards, (b) the management of compliance with the policy, and (c) to report to the Audit Committee all mandates granted to the external auditors.

The primary responsibilities of the Audit Committee are (a) the nomination of the external auditors, (b) the setting of fees for audit services, (c) the approval of the policy and modifications thereto, (d) the monitoring of management’s compliance with the policy, (e) the obtaining of quarterly confirmation by the external auditors as to their independence, and (f) decision making when the application of the policy is unclear and for mandates involving fees of more than $250,000 (or $100,000 as in the case of services considered as special considerations).
It is clear under the policy that the Audit Committee has ultimate responsibility to assert the independence of the external auditors.

Fees Paid to External Auditors
During the fiscal year ended September 30, 2002, CGI paid the following fees to its external auditors:

   •   for audit services: $ 1,954,809

   •   for financial information systems design and implementation: $ 0

   •   or other services: $ 2,633,291

         °   audit related services (74% of other services)

CGI Group Inc.	25

APPOINTMENT OF AUDITORS

The persons whose names are printed in the enclosed proxy form intend to vote for the appointment of Samson Bélair/Deloitte & Touche, Chartered Accountants, as auditors of the Company and to vote for authorization of the Board of Directors to fix the remuneration of the auditors. The auditors will hold office until the next annual meeting of shareholders of the Company or until their successors are appointed. Samson Bélair/Deloitte & Touche were first appointed at the general meeting of shareholders held on January 27, 1988.

GENERAL

The management of the Company is not aware of any matter which could be submitted at the Meeting other than the matters set forth in the Notice of Meeting. If other unknown matters are regularly submitted at the Meeting, the persons appointed in the attached form of proxy will vote to the best of their judgment.

APPROVAL OF DIRECTORS

The directors of the Company have approved the content and the delivery of this Circular.

December 20, 2002	(signed) Serge Godin Chairman and Chief Executive Officer

26	CGI Group Inc.

APPENDIX A

Corporate Governance Practices

Guidelines			Comments

1.	The Board of Directors should explicitly assume responsibility for the stewardship of the Company, including:
	(a)	adoption of a strategic planning process	(a)	The Board of Directors is involved in the preparation of the 3-year strategic plan of the Company and such plan is reviewed annually by the Board of Directors.
	(b)	identification of the principal risks of the Company's business, and implementation of appropriate systems to manage these risks;	(b)	The Audit Committee identifies the major financial and operating risks undertaken by the Company and reviews the various policies and practices of the Company to manage such risks. The Audit Committee regularly reports on such matters to the Board of Directors.
	(c)	succession planning, including appointing, training and monitoring senior management;	(c)	The Human Resources Committee reviews, reports and, where appropriate, provides recommendations to the Board of Directors on succession planning matters.
(d)	the Company's communication policy; and	(d)	The Board of Directors has adopted "Guidelines on Timely Disclosure" which address matters such as the essential principles of the disclosure rules of the regulatory authorities and disclosure guidelines.

Under the Guidelines, the Board of Directors has the responsibility to oversee the content of the Company's major communications to its shareholders and the investing public. However, the Board believes that it is management's role to communicate on behalf of the Company with its shareholders and the investment community. The Company maintains an effective investor relations process to respond to shareholder questions and concerns.

The Board of Directors reviews and, where required, approves statutory disclosure documents prior to their distribution to shareholders.
	(e)	integrity of the Company's internal control and management information systems.	(e)	The Board of Directors' duties include the assessment of the integrity of the Company's internal control and information system. The Audit Committee also has the responsibility to review the internal control and management information systems of the Company. The Committee reports to the Board of Directors with respect to such controls and systems.

CGI Group Inc.	27

2.	The Board of Directors should be constituted with a majority of individuals who qualify as unrelated directors.	Assuming the election of all the candidates, the Board of Directors will be composed of 14 directors, eight of whom will be unrelated directors.

The current members of the Board of Directors have determined that its eight unrelated directors on the proposed slate of candidates do not have interests in or relationships with CGI or with either of CGI's significant minority shareholders, Mr. Serge Godin (Chairman of the Board and Chief Executive Officer of CGI) and BCE Inc., that could, or could reasonably be perceived to, materially interfere with the directors' ability to act in the best interests of the Company.

3.	The analysis of the application of the principles supporting the conclusion in paragraph (2) above.	Related to CGI or Mr. Serge Godin:
		Jean Brassard	Vice-Chairman, CGI and Director of Companies
		Paule Doré	Executive Vice-President and Chief Corporate Officer and Secretary, CGI
		Serge Godin	Chairman of the Board and Chief Executive Officer, CGI
		André Imbeau	Executive Vice-President and Chief Financial Officer and Treasurer, CGI
Related to BCE Inc.:
		William D. Anderson	President BCE Ventures Inc.
		Siim A. Vanaselja	Chief Financial Officer BCE Inc.
Unrelated:

Claude Boivin
Claude Chamberland
Robert Chevrier
David L. Johnston
Eileen A. Mercier
C. Wesley M. Scott *
Gerald T. Squire
Robert Tessier

* Although Mr. Scott is a nominee of BCE Inc. under BCE Inc.'s board representation rights contained in the Options Agreement (see "Corporate Governance - Board of Directors Designees"), the current members of the Board of Directors of CGI consider Mr. Scott to be unrelated to CGI and both of its significant minority shareholders.

28	CGI Group Inc.

4.	The Board of Directors should appoint a committee of directors:
	(a) composed exclusively of outside directors, i.e. non-management directors, a majority of whom are unrelated directors; and	(a) The Human Resources Committee is comprised of three outside directors and two of whom are unrelated. The Chairman of the Board and Chief Executive Officer currently participates to the Human Resources and Corporate Governance Committee meetings as an ex-officio member.
	(b) with the responsibility for proposing to the full Board of Directors new nominees to the Board of Directors and for assessing directors on an ongoing basis.	(b) The Chairman of the Board submits to the Human Resources Committee candidates to fill vacancies on the Board of Directors; if the candidacies are endorsed by the Human Resources Committee, they are then submitted to the approval of the Board of Directors.

5.	The Board of Directors should implement a process to be carried out by the Nominating Committee or other appropriate committee for assessing the effectiveness of the Board of Directors as a whole, the committees of the Board of Directors and the contribution of individual directors.	The Human Resources Committee is responsible for making an annual assessment of the overall performance of the contribution of the Board of Directors and of its committees. The annual assessment is communicated by the chairman of the committee to the Board of Directors.

6.	Existence of an orientation and education program for new recruits to the Board of Directors.	Each new director has access to a formal orientation and education program of the Company and receives a record of historical public information on the Company together with prior minutes of applicable committees of the Board of Directors.

In addition, presentations on various topics are given, by management, on a regular basis to the Board of Directors and directors are given updates on business and governance initiatives and in response to questions raised by the members of the Board of Directors.

7.	Size of the Board of Directors and the impact of the number upon effectiveness.	The Board of Directors is of the view that its size and composition are well suited to the circumstances of the Company and allow for the efficient functioning of the Board of Directors as a decision-making body.

8.	Adequacy and form of the compensation of directors that realistically reflects the responsibilities and risk involved in being an effective director.	The Human Resources Committee reviews periodically directors' compensation. In determining directors' remuneration, the Committee considers time commitment, comparative fees, risks and responsibilities.

CGI Group Inc.	29

9.	Committees of the Board of Directors should generally be composed of:		Each committee operates according to the Board of Directors' approved written mandate outlining its duties and responsibilities and is composed exclusively of outside directors, a majority of whom are unrelated to the Company.
	(a)	outside directors; and
	(b)	a majority of whom are unrelated directors.

10.	The Board of Directors' responsibility for (or a committee of the Board of Directors' general responsibility for) developing the Company's approach to governance issues.		All corporate governance matters are dealt with by the Human Resources Committee. The scope of the mandate of such committee was confirmed in a "Role Statement" adopted by the Board of Directors.

11.	The Board of Directors has developed:
	(a)	position descriptions for the Board of Directors and for the CEO, involving the definition of the limits to management's responsibilities; and	The Board of Directors has delegated to senior management the responsibility for day to day management of the business of the Company. In addition to those matters, which must by law be approved by the Board of Directors, the Board of Directors retains responsibility for significant changes in the Company's affairs.
	(b)	the corporate objectives for which the CEO is responsible for meeting.

12.	The structure and procedures ensuring that the Board of Directors can function independently of management.	The Board of Directors acts independently of management.

The Board of Directors has concluded, for various reasons, that the fact that Mr. Serge Godin occupies the office of Chairman of the Board and Chief Executive Officer of the Company does not impair the ability of the Board of Directors to act independently of management. Mr. David L. Johnston acts as Lead Director of the Company and meetings of the outside directors are held periodically and chaired by the Lead Director.
	(a)	The Audit Committee of the Board of Directors should be composed only of outside directors.	(a) The Audit Committee is comprised only of outside directors.
	(b)	The roles and responsibilities of the Audit Committee should be specifically defined so as to provide appropriate guidance to Audit Committee members as to their duties.	(b) The Audit Committee is mandated by the Board of Directors to review with the auditors the scope of the audit review; review with the auditors and management the effectiveness of the Company's accounting policies and practices, the Company's internal control procedures, programs and policies and the adequacy and effectiveness of the Company's internal controls over the accounting and financial reporting systems within the Company; review related party transactions; and review and recommend the approval to the Board of

30	CGI Group Inc.

Directors of the Company's interim and audited financial statements and all public disclosure documents containing audited or unaudited financial information.
	(c)	The Audit Committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate.	(c)	The Audit Committee reviews with the Company's auditors and management the effectiveness of the Company's accounting policies and practices, the Company's internal control procedures, programs and policies and the adequacy and effectiveness of the Company's internal controls over the accounting and financial reporting systems within the Company; reviews related party transactions; and reviews the Company's audited financial statements with the auditors prior to their submission to the Board of Directors for approval.
	(d)	The Audit Committee duties should include oversight responsibility for management reporting on internal control, and should ensure that management has designed and implemented an effective system of internal control.	(d)	The Audit Committee reviews the Company's internal control procedures, programs and policies and the adequacy and effectiveness of the Company's internal controls over the accounting and financial reporting systems within the Company.

13.	Existence of a system which enables an individual director to engage an outside advisor at the expense of the Company in appropriate circumstances.		Individual directors may engage outside advisors with the authorization of the Chairman of the Board.

CGI Group Inc.	31

SHAREHOLDER'S NAME	Computershare Trust Company of Canada 9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 Telephone 1-800-564-6253 514-982-7270 Facsimile 1-866-249-7775 416-263-9524 www.computershare.com

Proxy Form - Annual General Meeting of Shareholders to be held on January 30, 2003

Note to Proxy

Note to Proxy
1. Every holder has the right to appoint some other person of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this form. If you are voting on behalf of a corporation or another individual you may require documentation evidencing your power to sign the proxy with signing capacity stated.

3. The form of proxy should be signed in the exact manner as the name appears on the proxy.

4. If the form of proxy is not dated, it will be deemed to bear the date on which it is mailed to the holder.

5. The securities represented by this proxy will be voted as directed by the holder, however, if such a specification is not made in respect of any matter, this proxy will be voted as recommended by Management.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

Voting by mail is the only method for holdings held in the name of a corporation or holdings being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy.
Instead of mailing this proxy, you may choose one of the two voting methods outlined below to vote this proxy. Have this proxy in hand when you call.
Receive Documents Electronically - You can enrol to receive future securityholder communication electronically, after you vote using the Internet. If you don’t vote online, you can still enrol for this service. Follow the instructions below.

* Call toll free 1-866-290-9739 from a touch tone telephone. There is NO CHARGE for this call.	* Go to the following web site: www.computershare.com/ca/proxy	* You can enrol to receive future securityholder communication electronically, after you vote using the Internet. If you don't vote online, you can still enrol at: www.computershare.com/ca/consent

You will need to provide your CONTROL NUMBER and PROXY ACCESS NUMBER listed below.

CONTROL NUMBER: XXXXXXXXXXXXX	PROXY ACCESS NUMBER: XXXXXXXXXXXXXX

If you vote by telephone or the Internet, DO NOT mail back this proxy.
Proxies submitted must be received by Computershare Trust Company of Canada by 12:00 midnight, Montreal Time, on January 28, 2003.

THANK YOU

SHAREHOLDER’S NAME

This Form of Proxy is solicited by and on behalf of Management.

Appointment of Proxyholder

I/We being holder(s) of Class A Subordinate Shares of CGI Group Inc. (the "Corporation") hereby appoint(s) Serge Godin, Director, or failing him André Imbeau, Director, or failing him Paule Doré, Director	OR	Print the name of the person you are appointing if this person is someone other than one of the identified names.

as my/our proxy with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxy sees fit) and all other matters that may come before the Annual General Meeting of Shareholders of the Corporation to be held at the Hilton Montréal Bonaventure Hotel, Ballroom, 1 Place Bonaventure, Montréal, Québec, Canada on Thursday, January 30, 2003 at 9:30 a.m. and at any adjournment thereof.

1. Election of Directors

FOR all nominees

WITHHOLD vote for all nominees

2. Appointment of Auditors

	For	Withhold
Appointment of the Auditors and to authorize the directors to fix their remuneration

Authorized Signature(s) - Sign Here - This section must be completed for your instructions to be executed.
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any Proxy previously given with respect to the Meeting. If no voting preferences are indicated above, this Proxy will be voted as recommended by Management.

Signature(s)

Quarterly Financial Statements Request

Mark this box if you would like to receive Quarterly Financial Statements by mail

If you do not mark this box, or do not return this form, then it will be assumed you do NOT want to receive Quarterly Financial Statements.

PROXY

This proxy is solicited by the management of CGI Group Inc. from holders of Class B Shares (multiple voting). Reference is made to accompanying Information Circular.

The undersigned, holder of Class B Shares of CGI Group Inc. (the "Company"), hereby appoints Serge Godin, director, or in his absence, André Imbeau, director, or in his absence, Paule Doré, director or (*) ............................................................. ................................................................................................... as agent for the undersigned at the Annual General Meeting of Shareholders of the Company to be held at the Hilton Montreal Bonaventure hotel, Montreal Ballroom, 1 Place Bonaventure, Montreal, Quebec, on Thursday, January 30, 2003 at 9:30 a.m. (local time), and at any adjournment thereof, with full power of substitution and with all the powers which the undersigned could exercise if personally present and with authority to vote at the said agent's discretion unless herein otherwise specified. I hereby revoke any proxy previously given.

The said agent is hereby specifically directed to:

1)	VOTE |_| or REFRAIN FROM VOTING |_| for the election of directors
2)	VOTE |_| or REFRAIN FROM VOTING |_| for the appointment of the auditors and to authorize the directors to fix their remuneration

This proxy will be voted as directed where a choice is specified. In the absence of specification on any matter or if more than one choice is indicated, the shares represented by this proxy will be voted FOR that matter.

To vote this proxy, the shareholder must sign in the space provided on this form.

(Please sign exactly as the name appears hereon and in which the shares are registered. If this proxy is not dated in the space provided for, the proxy shall be deemed to be of the date on which it was mailed to the shareholder.)

(*) A shareholder may appoint as proxyholder a person other than those whose names are printed hereon. In such a case, he should strike out said printed names and insert the name of his chosen proxyholder in the blank space provided for that purpose. A person acting as proxyholder need not be a shareholder of the Company.

Please return promptly this proxy duly completed and signed to the National Bank Trust in the enclosed self-addressed stamped envelope.

Dated this............day of......................, 2003.

_____________________________________
Signature of Shareholder

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI GROUP INC. (Registrant)
Date: January 9, 2003	By /s/ Paule Doré Name: Paule Doré Title: Executive Vice-President and Chief Corporate Officer and Secretary